UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08027616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

270 Park Avenue
(No. and Street)

New York, NY 10017-2070
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Zack (201) 595-5536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Zack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen Zack
Signature

Executive Director
Title

Diviriana Mieles
Notary Public

NOTARY PUBLIC
State of New Jersey
DIVIRIANA MIELES
My Commission Expires Jan. 12, 20
I.D. No. 2339057

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x **(o) Statement of Cash Flows**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Securities Inc.

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2007

J.P. Morgan Securities Inc.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
J.P. Morgan Securities Inc.

In our opinion, the accompanying statement of financial position presents fairly, in all material respects, the financial position of J.P. Morgan Securities Inc. (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2008

J.P. Morgan Securities Inc.
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition (Dollars in thousands, except share data)
December 31, 2007

Assets	
Cash	$ 537,027
Receivable from brokers, dealers and clearing organizations	2,557,374
Receivable from customers	5,611,948
Receivable from noncustomer	174,840
Securities purchased under resale agreements (included $1,068 million at fair value at Dec 31, 2007)	119,718,511
Securities borrowed	42,301,845
Financial instruments owned	36,267,731
Financial instruments owned, pledged to counterparties	41,455,806
Accrued interest receivable	528,246
Fixed assets, net of accumulated depreciation and amortization of $169,182	45,077
Goodwill	713,201
Other assets (included $76 million at fair value at Dec 31, 2007)	1,550,839
Total assets	$ 251,462,445
Liabilities and stockholder's equity	
Bank loans payable	$ 300,000
Notes payable	12,550,000
Draft payable	81,739
Securities sold under repurchase agreements	175,759,787
Securities lent	4,263,064
Payable to brokers, dealers and clearing organizations	3,104,302
Payable to customers	11,462,311
Financial instruments sold, not yet purchased	21,839,745
Accrued interest payable	366,388
Other liabilities and accrued expenses (included $130 million at fair value at Dec 31, 2007)	7,377,061
	237,104,397
Liabilities subordinated to claims of general creditors	8,750,000
Total liabilities	245,854,397
Commitments and contingencies (Note 15)	
Stockholder's equity	5,608,048
Total liabilities and stockholder's equity	$ 251,462,445

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

J.P. Morgan Securities Inc. (the "Company") was incorporated under Delaware law in 1986, and it is a wholly owned subsidiary of J.P. Morgan Securities Holdings LLC ("JPMSH") which, in turn, is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"), the New York Stock Exchange ("NYSE") and other exchanges.

The Company acts as a primary dealer in U.S. government securities; makes markets in money market instruments and U.S. government agency securities; underwrites and trades corporate debt and asset-backed securities, municipal bonds and notes, common and preferred stock, and convertible bond offerings; advises clients on business strategies, capital structures and financial strategies; and structures derivative transactions to meet client needs. The Company also enters into repurchase and resale agreements, including matched-book transactions, and securities borrowed and loaned transactions to finance securities activities.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Accounting for Uncertainty in Income Taxes
In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). FIN 48 addresses the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The adoption of FIN 48 on January 1, 2007, had no material impact on the Company's Statement of Financial Condition.

Fair Value Measurements – Adoption of SFAS 157
In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" (SFAS 157), which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The Company chose early adoption for SFAS 157 effective January 1, 2007, and recorded a cumulative effect increase to Retained earnings of $34 million (net of taxes of $23 million) primarily related to the release of profits previously deferred in accordance with EITF 02-3. For additional information related to the Company's adoption of SFAS 157, see Note 3 of this financial statement.

Fair Value Option for Financial Assets and Financial Liabilities – Adoption of SFAS 159
In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option of Financial Assets and Financial Liabilities" ("SFAS 159") which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 159 provides the option to elect fair value as an alternative measurement for selected financial assets, financial liabilities and

unrecognized firm commitments. The Company chose early adoption for SFAS 159 effective January 1, 2007, and as a result, it recorded a cumulative effect increase to Retained earnings of $15 million (net of taxes of $10 million). For additional information related to the Company's adoption of SFAS 159, see Note 4 of this financial statement.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards
In June 2007, the FASB ratified EITF 06-11, which requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings should be recorded as an increase to capital surplus and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. The Company adopted EITF 06-11 on January 1, 2008 with no impact on their financial statements.

(b) Use of Estimates in the Preparation of Financial Statements
The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Securities Transactions
Principal securities transactions in regular way trades are recorded on the financial statements on the trade date, the date on which an agreement is executed to purchase or sell a security. Principal securities transactions in nonregular way trades are recorded on the financial statements on settlement date, the date agreed upon by parties to a transaction for the payment of funds and delivery of securities to take place with changes in value recorded on the financial statements between trade and settlement date. Customers' securities transactions are recorded on a settlement date basis. Other liabilities include approximately $3,908 million of net unsettled principal trades with customers and a noncustomer.

(d) Financial Instruments
Financial instruments owned and financial instruments sold, not yet purchased are accounted for at fair value on the financial statements. For information related to the Company's valuation methodologies under SFAS 157, see Note 3 of this financial statement.

Financial instruments, including both cash instruments and derivatives, are used to manage market risk, facilitate customer transactions, engage in proprietary transactions, and meet financing objectives.

(e) Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the financial statements at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. Pursuant to the adoption of SFAS 159, the Company elected fair value measurement for certain resale and repurchase agreements. For further discussion of SFAS 159, see Note 4 of this financial statement. These agreements continue to be reported within Securities purchased under resale agreements and Securities sold under repurchase agreements on the financial statement. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying

collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(f) Securities Borrowed and Securities Lent

Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities are borrowed against securities collateral and per SFAS 140 "Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities," the borrower is not required to record the transactions on its balance sheet.

(g) Variable Interest Entities

FASB Interpretation No. 46 *(revised December 2003), "Consolidation of Variable Interest Entities-an interpretation of ARB No. 51"* ("FIN 46R") provides consolidation guidance for variable interest entities. Under FIN 46R, a Variable Interest Entity ("VIE") is defined as an entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity's operations; and/or (3) has equity owners that do not have an obligation to absorb the entity's losses or the right to receive the entity's returns.

FIN 46R requires a variable interest holder (i.e., a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive the majority of the expected residual returns of the VIE, or both. This party is considered the primary beneficiary. In making this determination, the Company thoroughly evaluates the VIE's design, capital structure and relationships among variable interest holders. When the primary beneficiary cannot be identified through a qualitative analysis, the Company performs a quantitative analysis, which computes and allocates expected losses or residual returns to variable interest holders. The allocation of expected cash flows in this analysis is based upon the relative contractual rights and preferences of each interest holder in the VIE's capital structure. The Company reconsiders whether it is the primary beneficiary of a VIE when certain events occur as required by FIN46R.

In December 2007, the Company consolidated variable interest entities with total assets of $191 million. The Company had no other significant variable interests under FIN 46R.

(h) Income Taxes

The results of operations of the Company are included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to an informal tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset and liability method required by SFAS 109 to provide for income taxes on all transactions recorded in the financial statements. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

An informal tax sharing arrangement between JPMorgan Chase and the Company allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(i) Fixed Assets and Capitalized Software

Fixed assets are carried at cost less accumulated depreciation and amortization. The Company computes depreciation using the straight-line method over the estimated useful life of an asset, which is 3 to 10 years. The Company capitalizes certain costs associated with the acquisition or development of internal use-software under Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* Once the software is ready for its intended use, the Company amortizes these costs on a straight-line basis over the software's expected useful life, which is generally 3 years, and reviews for impairment on an ongoing basis.

(j) Goodwill

The Company applies the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets"* under which goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may signify impairment. The Company has concluded that there was no impairment to goodwill at December 31, 2007, nor was any goodwill written off during 2007.

3. Fair Value Measurement

In September 2006, the FASB issued SFAS 157 ("Fair Value Measurements"), which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
- Nullifies the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;
- Eliminates large position discounts for financial instruments quoted in active markets and requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The Company chose early adoption for SFAS 157 effective January 1, 2007.

The Company also chose early adoption for SFAS 159 effective January 1, 2007. SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities and unrecognized firm commitments not previously recorded at fair value. As a result of adopting SFAS 159, the Company elected fair value accounting for certain assets and liabilities not previously carried at fair value. For more information, see Note 4 of this financial statement.

Determination of Fair Value

Following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value, whether as a result of the adoption of SFAS 159 or previously carried at fair value.

The Company has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that primarily use as inputs, market-based or independently-sourced market parameters, including interest rate yield curves and option

volatilities. Valuation adjustments, such as liquidity valuation adjustments, may be made to ensure that financial instruments are recorded at fair value.

Liquidity valuation adjustments are necessary when the Company may not be able to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions (liquidity adjustments are not taken for positions classified within level 1 of the fair value hierarchy). The Company tries to ascertain the amount of uncertainty in the initial valuation based upon the degree of liquidity of the market in which the financial instrument trades and makes liquidity adjustments to the carrying value of the financial instrument. The Company measures the liquidity adjustment based upon the following factors: (1) the amount of time since the last relevant pricing point; (2) whether there was an actual trade or relevant external quote; and (3) the volatility of the principal component of the financial instrument. Costs to exit larger-than-normal market-size risk positions are determined based upon the size of the adverse market move that is likely to occur during the extended period required to bring a position down to a nonconcentrated level.

The Company has numerous controls in place to ensure that its fair valuations are appropriate,. An independent model review group reviews the Company's valuation models and approves them for use with specific products. All valuation models within the Company are subject to this review process. A price verification group, independent from the risk taking function, ensures observable prices and parameters are used for valuation wherever possible. For those products with material parameter risk for which observable market levels do not exist, an independent review of the assumptions made on pricing is performed. Additional review includes deconstruction of the model valuations for certain structured instruments into their components and benchmarking valuations, where possible, to similar products; validating valuation estimates through actual cash settlement; and detailed review and explanation of recorded gains and losses, which are analyzed daily and over time. Valuation adjustments, which are also determined by the independent price verification group, are based upon established policies and are applied consistently over time. Any changes to the valuation methodology are reviewed by management to confirm the changes are justified. As markets and products develop and the pricing for certain products becomes more or less transparent, the Company continues to refine its valuation methodologies.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Assets

Securities purchased under resale agreements ("resale agreements")

To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration any derivative features of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale agreements are generally classified within level 2 of the valuation hierarchy.

Securities

Where quoted prices are available in an active market, securities are classified within level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, mortgage products for which there are quoted prices in active markets and exchange-traded equities. If quoted market prices are not available for the specific security, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments are collateralized mortgage and debt obligations and high-yield debt securities, which would generally be classified within level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the valuation hierarchy. Securities classified within level 3 include certain less liquid securities.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Company's derivative positions are valued using internally developed models that use as their basis readily observable market parameters and are classified within level 2 of the valuation hierarchy. Such derivatives include basic interest rate swaps and options and credit default swaps.

Other Assets

Other assets consist of equity investments in entities where the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. Observable quoted market prices are not available, and the fair values are estimated by using pricing models, where not all of the inputs to the valuation have market prices. These equity investments are classified within level 3 of the valuation hierarchy.

Liabilities

Beneficial interests issued by consolidated VIEs

The fair value of beneficial interests issued by consolidated VIEs (beneficial interests) is estimated based upon the fair value of the underlying assets held by the VIEs. The valuation of beneficial interests does not include an adjustment to reflect the credit quality of the Company as the holders of these beneficial interests do not have recourse to the general credit of the Company. As the inputs into the valuation are generally based upon readily observable pricing information, the beneficial interests issued by consolidated VIEs are classified within level 2 of the valuation hierarchy. Beneficial interests carried at fair value are included in Other liabilities.

The following table presents the financial instruments carried at fair value as of December 31, 2007, by caption on the Statement of Financial Condition and by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis

December 31, 2007 (in millions)	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the balance sheet
Securities purchased under resale agreements	$ -	$ 1,068	$ -	$ 1,068
Financial instruments owned including pledged to counterparties:				
Debt and equity instruments	32,551	42,714	1,967	77,232
Derivative receivables	218	274	-	492
Total Financial instruments owned	32,769	42,988	1,967	77,724
Other assets	-	-	76	76
Total assets at fair value	32,769	44,056	2,043	78,868
Financial instruments sold, not yet purchased:				
Debt and equity instruments	17,135	3,769	-	20,904
Derivative payables	282	654	-	936
Total Financial instruments sold	17,417	4,423	-	21,840
Beneficial interests issued by consolidated VIEs	-	130	-	130
Total liabilities at fair value	17,417	4,553	-	21,970

Transition
In connection with the Company's adoption of SFAS 157, the Company recorded a cumulative effect increase to Retained earnings of $34 million primarily related to the release of profit previously deferred in accordance with EITF 02-3.

Financial disclosures required by SFAS 107
SFAS 107 requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash and due from banks, securities purchased under resale agreements with short-dated maturities, securities borrowed, short-term receivables and accrued interest receivable, commercial paper, securities sold under repurchase agreements with short-dated maturities, other borrowed funds, accounts payable and accrued liabilities.

4. Fair Value Option

In February 2007, the FASB issued SFAS 159, which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets and financial liabilities, not previously carried at fair value. The Company chose early adoption for SFAS 159 effective January 1, 2007 and as a result recorded a cumulative effect increase to Retained Earnings of $15 million (net of taxes of $10 million) which is explained in the following paragraphs.

The Company's fair value elections were intended to mitigate the volatility in earnings that had been created by recording financial instruments and the related risk management instruments on a different basis of accounting. The following table provides detail regarding the Company's elections by balance sheet line as of January 1, 2007.

(in millions)	Carrying value of financial instruments as of January 1, 2007	Transition gain/(loss) recorded in Retained earnings	Adjusted carrying value of financial instruments as of January 1, 2007
Securities purchased under resale agreements	$ 1,253	$ 3	$ 1,256
Other assets	72	4	76
Pretax cumulative effect of adoption of SFAS 159		7	
Deferred taxes		(3)	
Cumulative effect of adoption of SFAS 159		4	

In certain cases the Company may provide marketing support to other JPMorgan Chase affiliates in conjunction with those entities' structured notes issuance activities and as a result will receive an allocation of the profit. In connection with the implementation of SFAS 159, the Company recorded a cumulative effect increase to Retained earnings of $11 million (net of taxes of $7 million) primarily related to its proportionate share of the release of profit previously deferred on these notes in accordance with Derivatives Implementation Group Statement 133 Implementation Issue No. B6, *"Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative."*

Elections

The Company elected to record at fair value resale and repurchase agreements with an embedded derivative or a maturity greater than one year. The intent of this election was to mitigate volatility due to the differences in the measurement basis for the agreements (which were previously accounted for on an accrual basis) and the associated risk management arrangements (which are accounted for on a fair value basis). An election was not made for short-term agreements as the carrying value for such agreements generally approximates fair value. There were no repurchase agreements elected for fair value outstanding as of December 31, 2007.

5. Securities Segregated Under SEC Rule 15c3-3

As of December 31, 2007, U.S. Treasury securities with a market value of $3,446 million, primarily collateralizing resale agreements, have been segregated in a special reserve bank account for the benefit of customers in accordance with SEC Rule 15c3-3.

6. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased at December 31, 2007, which are recorded at fair value, were as follows (dollars in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Corporate debt securities	$ 29,463,329	$ 3,542,135
U.S. government and agency securities	23,576,738	15,403,062
Mortgage-backed securities	12,900,543	102,713
Certificates of deposit, bankers' acceptances and commercial paper	4,334,506	-
Equity securities	3,167,370	1,795,112
State and municipal obligations	3,789,055	60,298
Derivative contracts	491,996	936,425
Less – Financial instruments owned, pledged to counterparties	(41,455,806)	-
	$ 36,267,731	$ 21,839,745

As of December 31, 2007, financial instruments owned and financial instruments sold, not yet purchased include corporate debt obligations issued by JPMorgan Chase and its affiliates of $416 million and $25 million, respectively.

Included in financial instruments owned are the following amounts representing assets pledged to counterparties under repurchase transactions, where the agreement gives the counterparty the right to sell or repledge the underlying assets (dollars in thousands):

	Amounts Pledged to Counterparties
Corporate debt securities	$ 5,763,208
U.S. government and agency securities	22,628,167
Mortgage-backed securities	11,218,259
Commercial paper	1,846,172
	$ 41,455,806

7. Bank Loans Payable

The Bank loans payable at December 31, 2007 consisted of collateralized loans of $300 million. Collateral with a market value of $319 million was pledged to secure the collateralized loans. These bank loans are short-term obligations which bear interest based on the federal funds rate. Of the collateralized loans, $200 million was outstanding with JPMorgan Chase Bank, National Association, ("JPMorgan Chase Bank, N.A.") at December 31, 2007.

8. Notes Payable

At December 31, 2007, the Company had uncollateralized short-term notes payable to unaffiliated parties of $1,000 million. Notes payable also include uncollateralized short-term borrowings from JPMorgan Chase of $11,550 million. These notes payable bear interest based on the federal funds rate or the London Interbank Offered Rate ("LIBOR).

9. Liabilities Subordinated to Claims of General Creditors

The Company has subordinated borrowing agreements with JPMorgan Chase providing for maximum borrowings of $20 billion. At December 31, 2007, $8,750 million was payable under these subordinated borrowing agreements. The subordinated liabilities outstanding at December 31, 2007 mature as follows: $4,350 million in 2009 and $4,400 million in 2010. These borrowings have been approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule. The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Uniform Net Capital Rule. The borrowings bear interest at a rate based upon LIBOR.

10. Related Parties

The Company has significant transactions with JPMorgan Chase and its subsidiaries. Various JPMorgan Chase subsidiaries engage the Company to arrange for the purchase or sale of securities, manage portfolios of securities, market derivative instruments and structure complex transactions.

The Company engages JPMorgan Chase affiliates to provide technology and communications expertise and shared corporate services. Additionally, the Company leases some of its office space from JPMorgan Chase Bank, N.A. The Company's financial statements may not necessarily be indicative of the financial condition that would have existed if the Company had been operated as an unaffiliated entity.

The Company has significant cash balances on deposit with JPMorgan Chase Bank, N.A. At December 31, 2007, such deposits amounted to $438 million.

At December 31, 2007, significant balances with affiliates not disclosed elsewhere in this financial statement include amounts related to resale agreements and securities borrowed of $62,513 million and repurchase agreements and securities loaned of $90,711 million. Payable to customers and payable to brokers, dealers and clearing organizations include affiliate balances of $6,927 million and $247 million, respectively. Receivable from customers, receivable from noncustomer and receivable from brokers, dealers and clearing organizations include affiliate balances of $1,365 million, $175 million and $199 million, respectively.

At December 31, 2007, the Company had an income tax payable to JPMorgan Chase of $597 million included in other liabilities and an income tax receivable from JPMorgan Chase of $426 million included in other assets.

11. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options, stock-settled stock appreciation rights ("SARs") and restricted stock units ("RSUs"). Annual incentive compensation awards to employees under these plans are based upon employee performance and JPMorgan Chase's consolidated operating results. The Company's employees also participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

JPMorgan Chase accounts for its employee stock-based payment awards under SFAS No. 123R, *"Share-Based Payment,"* and related interpretations. JPMorgan Chase also adopted the transition

election provided by FASB Staff Position 123(R)-3 "*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*" ("FSP 123(R)-3"). The pool of tax benefits calculated under FSP 123(R)-3 was allocated to the Company by JPMorgan Chase based on the percentage of stock compensation expense incurred by the Company in relation to the total.

SFAS 123R requires all share-based payments to employees to be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options and SARs.

JPMorgan Chase Stock Options and SARs
Stock options and SARs are granted with an exercise price equal to the fair value of JPMorgan Chase's common stock on the grant date. JP Morgan Chase typically awards SARs to certain key employees once per year, and it also periodically grants discretionary stock-based payment awards to individual employees, primarily in the form of both employee stock options and SARs. The 2007 grant of SARs to key employees vests ratably over five years (i.e., 20 percent per year) and the 2006 and 2005 awards vest one-third after each of years 3, 4 and 5. These awards do not include any full career eligibility provisions and all awards generally expire 10 years after the grant date.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient in connection with its annual incentive grant. RSUs generally vest 50 percent after two years and 50 percent after three years and convert to shares of common stock at the vesting date. In addition, RSUs typically include full career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to employment and other restrictions. All of these awards are subject to forfeiture until the vesting date. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for the year ended December 31, 2007 (in thousands):

	Year Ended December 31, 2007
Options and SARs	
Granted	1,624
Forfeited	1,240
RSUs	
Granted	11,682
Forfeited	1,469

At December 31, 2007, the number of outstanding options and SARs held by the Company's employees was 29 million, of which 4 million shares were unvested. In addition, 24 million unvested RSUs were held by the Company's employees at December 31, 2007. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For further information about the employee stock awards of JPMorgan Chase and the related accounting, refer to Note 10 of JPMorgan Chase's 2007 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 158 *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R),"* and SFAS 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions."* Assets of the JPMorgan Chase qualified domestic defined benefit pension plan exceeded the projected benefit obligation at December 31, 2007.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status and weighted-average actuarial assumptions are included in Note 9 of JPMorgan Chase's 2007 Annual Report.

12. Derivatives

The Company enters into various transactions involving derivatives including financial futures contracts, exchange-traded options, swaps, securities purchased and sold on a delayed settlement basis ("delayed delivery transactions"), as well as mortgage-backed to-be-announced securities ("TBA securities") and securities purchased and sold on a when-issued basis ("when-issued securities") that do not qualify as a regular way security trade. These derivative instruments are held for trading purposes, which include meeting the needs of clients and risk managing proprietary trading activities, and are subject to varying degrees of market and credit risk.

The Company clears all of its futures transactions through an affiliated company, J.P. Morgan Futures Inc. The net variation margin on futures contracts is reflected on the Statement of Financial Condition as an asset or liability, as appropriate. The fair value of forward contracts, options and swaps represents the sum of any cash premium paid or received and the unrealized gain or loss on these contracts.

13. Off-Balance Sheet Financing Transactions

Collateralized committed facilities (CCF) are conditional lending commitments issued by the Company for securities financings. All of these arrangements mature within one year. The Company does not hold collateral to support these commitments. However, at the start date of the financing, the Company takes possession of the securities as collateral and continues to monitor the market value of the underlying collateral during the term of the transactions, which includes requesting additional collateral from its customer as necessary to minimize exposure. At December 31, 2007 the contractual value of commitments outstanding was $1,650 million.

There is also an agreement with a customer that allows the customer to terminate all or any portion of their outstanding repurchase contracts, solely at their discretion. At December 31, 2007, the repurchase amount outstanding that was subject to this agreement was $300 million.

14. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structure, a variety of risk are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in its business activities. There are several major risk types identified in the business activities of the Company: market risk, credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Market risk is the exposure to an adverse change in the market value of portfolios and financial instruments caused by a change in market prices or rates. Market risk is identified, measured, monitored, and controlled by JPMorgan Chase's Market Risk Management group ("MRM"), a corporate risk governance function independent of the lines of business. MRM is overseen by the Chief Risk Officer. Market risk is controlled primarily through a series of limits, which reflect JPMorgan Chase's risk appetite in the context of the market environment and business strategy.

Credit risk is the risk of loss from obligor or counterparty default. The Company is engaged in various lending, principal transactions and brokerage activities with counterparties that include corporations, financial institutions, governments and their agencies, pension funds, mutual funds, and hedge funds. In addition, obligations arise from participation in payment and securities settlement transactions on the Company's behalf and as agent for clients.

Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. It includes both the risk of being unable to fund the portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. The Company's approach to operational risk management, through JPMorgan Chase, is intended to mitigate such losses by supplementing traditional control-based approaches to operational risk with risk measures, tools and disciplines that are risk-specific, consistently applied and utilized company-wide. Key themes are transparency of information, escalation of key issues and accountability for issue resolution. This also includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Attention to reputation has always been a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

15. Commitments and Contingencies

At December 31, 2007, the Company had commitments to enter into future resale and repurchase agreements totaling $3,091 million and $2,762 million, respectively. At December 31, 2007, U.S. government and agency securities with a market value of approximately $1,061 million were pledged to counterparties as collateral against securities borrowed from these counterparties with a market value of approximately $1,040 million. Financial instruments sold, not yet purchased represent obligations of the Company to purchase such instruments at a future date. The Company may incur a loss if the market value of the instruments subsequently increases.

In the ordinary course of business, the Company obtains letters of credit which are used in lieu of cash or securities to satisfy various collateral and margin deposit requirements. No such letters of credit were outstanding at December 31, 2007. Securities with a market value of $2,431 million were used at December 31, 2007, to satisfy margin deposits at clearing and depository organizations.

At December 31, 2007, the fair value of collateral received by the Company that can be sold or repledged totaled $160,843 million. Such collateral is generally obtained under resale and securities borrowed agreements. All of this collateral has been repledged or sold, generally as collateral under repurchase agreements or to cover short sales.

The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provision of SFAS No, 5, *"Accounting for Contingencies"* the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2007 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion, please refer to JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2007.

16. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit

balances arising from customer transactions or a minimum dollar requirement, which is based on the type of business conducted by the Company.

At December 31, 2007, the Company had net capital, as defined under such rules, of $4,580 million and a net capital requirement and excess net capital of $300 million and $4,280 million, respectively.

END